Exhibit 17.1

                                                         July 29, 2005

Board of Directors
American Petroleum Group, Inc.
1400 N. Gannon Drive
Hoffman Estates, IL

      Re:   American Petroleum Group, Inc. (the "Company")

Dear Sirs:

      Please be advised that I hereby resign as a Director of the Board of Directors and Interim President of American Petroleum Group, Inc., effective upon the appointment of a new President for the Company, currently scheduled to take place on August 1, 2005.

      It is my understanding that my Compensation Agreement shall be converted into a Consulting Agreement at said time, and the compensation shall be adjusted by the Company and myself.

      My resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices.

                                                   Sincerely,


                                                   /s/ James W. Zimbler